09042279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66738

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burns Financial Centre Agency, Inc.
dba Burns Financial Centre, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8903 Brecksville Road
(No. and Street)

Brecksville (City) Ohio (State) 44141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Burns (440) 526-5509
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

United States Securities & Exchange Commission 50-00-0001 AUG 3 1 2009 For credit to the U.S. Treasury

SEC Mail Processing Section AUG 3 1 2009 Washington, DC 122

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Burns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burns Financial Centre Agency, Inc. dba Burns Financial Centre, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

NICOLE M. STRAKA
Notary Public, State of Ohio, Cuy. Cty.
My commission expires Oct. 17, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURNS FINANCIAL CENTRE AGENCY, INC.

JUNE 30, 2009

TABLE OF CONTENTS

Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 fax

SHAREHOLDER AND BOARD OF DIRECTORS
BURNS FINANCIAL CENTRE AGENCY, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Burns Financial Centre Agency, Inc. (dba Burns Financial Centre, Inc.) as of June 30, 2009, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burns Financial Centre Agency, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

August 25, 2009
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Cash and cash equivalents	$ 114,913
Commissions receivable	20,920
Income taxes receivable	4,225
Cash surrender value of officer's life insurance	11,421
Office equipment – At cost – Less accumulated depreciation of $3,161	2,728
Deferred income tax	3,900
	$ 158,107

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 2,958
COMMITMENTS AND CONTINGENCY	
SHAREHOLDER'S EQUITY	
Common stock; no par value 750 shares authorized; 100 issued and outstanding	500
Retained earnings	154,649
	155,149
	$ 158,107

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2009

REVENUE	
Commissions and fees	$ 490,887
Interest and dividends	2,102
Other	21,555
	514,544
EXPENSES	
Commissions, employee compensation and benefits	338,063
Communications and data processing	6,938
Management fee	20,000
Professional fees	30,992
Occupancy	108,031
Office expenses	12,518
Other	72,489
	589,031
LOSS BEFORE PROVISION (CREDIT) FOR INCOME TAXES	(74,487)
PROVISION (CREDIT) FOR INCOME TAXES	
Current	3,401
Deferred	(11,500)
	(8,099)
NET LOSS	$ (66,388)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2009

	COMMON STOCK	RETAINED EARNINGS	TOTAL
BALANCE – JULY 1, 2008	$ 500	$ 221,037	$ 221,537
NET LOSS		(66,388)	(66,388)
BALANCE – JUNE 30, 2009	$ 500	$ 154,649	$ 155,149

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2009

CASH FLOW USED IN OPERATING ACTIVITIES	
Net loss	$ (66,388)
Adjustments to reconcile net loss to net cash provided from operating activities	
Deferred income tax	(11,500)
Depreciation	930
Decrease in cash surrender value of officer's life insurance	8,677
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Commissions receivable	26,531
Income taxes receivable	(4,225)
Income taxes payable	(1,600)
Accounts payable and accrued expenses	(5,653)
Net cash used in operating activities	(53,228)
CASH FLOW PROVIDED FROM INVESTING ACTIVITY	
Redemption of certificate of deposit	26,230
NET DECREASE IN CASH AND CASH EQUIVALENTS	(26,998)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	141,911
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 114,913
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Income taxes paid	$ 9,226

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Burns Financial Centre Agency, Inc. (dba Burns Financial Centre, Inc.) (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the states of Ohio, Arizona, California, Florida, Georgia, Illinois, North Carolina, Texas, and Virginia, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in the sale of mutual funds and variable life insurance or annuities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at June 30, 2009, are cash and money market funds. At times during the year, the Company's cash accounts exceed the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Commissions

Commission income, commission expense, and related expenses are recorded on a trade-date basis as securities transactions occur.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables and Credit Policies

Commissions receivable are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. In the opinion of management, at June 30, 2009, all commissions were considered collectible and no allowance was necessary.

Depreciation

The Company uses the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to seven years.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 – *Accounting for Uncertainty in Income Taxes* that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained under examination. In accordance with FASB FSP FIN 48-3, the Company has elected to defer the adoption of FIN 48 until 2010. The Company presently recognizes tax assets and liabilities when the related tax position is taken on the tax return. At adoption of FIN 48, the financial statements must be adjusted to reflect only those tax positions that are more likely than not of being sustained. Management of the Company is currently evaluating the impact that FIN 48 will have on the Company's financial statements.

Fair Value

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements.* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosure about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The changes to current generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS No. 157 will have on the financial statements. FASB issued FSP 157-2 in 2008 which provided for the delay of the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events

Management has evaluated subsequent events through August 25, 2009, the date the financial statements were available to be issued

NOTES TO THE FINANCIAL STATEMENTS

3. RELATED PARTIES

The Company has a monthly expense sharing agreement (the "agreement") with an affiliated company, Burns Financial Advisors, Inc. ("BFA"), for all operational expenses. In accordance with the agreement, the Company is responsible for the payment of all day-to-day operational expenses and is reimbursed on a monthly basis by BFA for its share of the expenses. For the year ended June 30, 2009, BFA reimbursed the Company $30,000, which is included in other income.

On July 1, 2008, the Company entered into a monthly advisory services agreement (the "agreement") with BFA. The agreement states that BFA will provide advisory services to the Company for a monthly fee of $10,000. The agreement was terminated on September 1, 2008. Total management fees for the year ended June 30, 2009, were $20,000.

4. COMMITMENTS AND CONTINGENCY

Leases

The Company leases office space under an operating lease at $3,000 per month through November 2009.

The Company leases a vehicle under an operating lease at $599 per month through August 2009.

In addition, the Company leased office equipment under an operating lease with the shareholder of the Company at $5,053 per month through June 2009. On July 1, 2009, the Company renewed the operating lease with the shareholder of the Company at $5,395 per month through June 2010. Future minimum payments under non-cancelable operating leases are as follows:

Year ending June 30,	
2010	$ 80,339

Total rent expense for the year ended June 30, 2009, was $103,877, including $60,639 paid to the shareholder.

Litigation

The Company, from time to time, is a defendant in various actions filed by individuals or companies. The ultimate outcome of these actions is not determinable; however, in the opinion of management, the ultimate outcome will have no material effect on the Company's financial position.

NOTES TO THE FINANCIAL STATEMENTS

5. INCOME TAXES

At June 30, 2009, deferred tax assets and liabilities resulted from the following:

Deferred Tax Assets	
Net operating loss carryforward	$ 7,000
Deferred Tax Liabilities	
Accrual to cash basis method of accounting	3,100
Net deferred tax asset	$ 3,900

At June 30, 2009, there was no valuation allowance required to reduce the deferred tax assets.

The Company has available at June 30, 2009, approximately $45,000 of unused federal operating loss carryforwards that may be applied against future taxable income and that expire in 2028.

6. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under the Securities and Exchange Commission Rule 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2009, the Company had net capital of $144,296, which was $139,296 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2009, the ratio was .02 to 1.

7. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTES TO THE FINANCIAL STATEMENTS

8. COMMISSIONS CONCENTRATION

For the year ended June 30, 2009, the Company received commissions from one mutual fund provider, one variable annuity provider, and one unit investment trust provider representing 89% of total commissions for the year. At June 30, 2009, commissions receivable from the mutual fund provider, variable annuity provider, and unit investment trust provider amounted to $11,695.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5(g)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2009

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2009

NET CAPITAL		
Total shareholder's equity from statement of financial condition		$ 155,149
Less: Non-allowable assets		
Income taxes receivable	$ 4,225	
Office equipment	2,728	
Deferred income tax	3,900	10,853
NET CAPITAL		$ 144,296
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 2,958
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS		$ 197
MINIMUM REQUIRED NET CAPITAL		$ 5,000
NET CAPITAL REQUIREMENT		$ 5,000
EXCESS NET CAPITAL		$ 139,296
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.02 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of June 30, 2009, filed with the Securities and Exchange Commission and the amount included in the above calculation is not required as there were no audit adjustments that affected net capital.

SCHEDULES II AND III –
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2009

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(1) of the Rule.

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

SHAREHOLDER AND BOARD OF DIRECTORS
BURNS FINANCIAL CENTRE AGENCY, INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of Burns Financial Centre Agency, Inc. (the Company) as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal controls was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

August 25, 2009
Westlake, Ohio

FIRST WESTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND AUDITORS' REPORT

FOR THE YEAR ENDED JUNE 30, 2009

BURNS FINANCIAL CENTRE AGENCY, INC.
dba BURNS FINANCIAL CENTRE, INC.

INDEPENDENT AUDITORS' REPORT

JUNE 30, 2009

focused.
experienced.
responsive.

Cohen
Fund Audit Services